



# Jonathan Spangler · 2nd

CEO and Founder | Ciari Guitars | Featured in Forbes, USA Today, CNN, Guitar Player Magazine, Guitar World Magazine

San Diego, California, United States · 500+ connections ·

**Contact info**

 **Ciari Guitars**

**University of Dayton of Law**

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### Providing services
Patent Law, Intellectual Property Law, and Trademark Law
**See all details**

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## Featured                                                     See all  ‹



**The Most Convenient Guitar In The World**
Forbes

Today's customers want and expect a frictionless experience – in other words, a...



**The Ciari Guitars Brand Story**
Vimeo

Jonathan Spangler, CEO & Founder of Ciari Guitars, tells the story behind The...

**Revi**
Guita

The
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# Experience



### Chief Executive Officer

Ciari Guitars

Mar 2016 – Present · 4 yrs 10 mos

Greater San Diego Area

Ciari Guitars is a music-tech startup focused on disrupting the global guitar market with our revolutionary Ascender™ premium travel guitar and pipeline of mid-tier guitars (electric, acoustic, bass), all boasting a patented folding system that allows our Nashville crafted, traditional look/feel/play guitars fold in half for unparalleled travel convenience yet stage-worthy performance quality.

Visit https://CiariGuitars.com to join the revolution in guitar mobility.

### Principal and Founder

Spangler Advisory Services, P.C.

Mar 2016 – Present · 4 yrs 10 mos

Greater San Diego Area

Consulting and Board of Directors (BOD) services leveraging my 20+ years of legal and business experience (including USPTO, law firm, and corporations from start-up stage through global market leader) in the life science industry, with special emphasis on intellectual property law, technology assessment, and business development.     ...see mor



### Board Member and Chief IP Strategist

Integrity Implants · Part-time

Aug 2017 – Present · 3 yrs 5 mos

Board Member and Chief IP Strategist for innovative medical device company specializing in expandable implants for spine surgery, including the Flarehawk expandable interbody fusion implant and a pipeline of value added products for advancing minimally invasive spine surgery.



### Board Member and Chief IP Strategist

StartBox, LLC · Part-time

Aug 2016 – Present · 4 yrs 5 mos

Board Member and Chief IP Strategist. StartBox LLC is a medical device technology company focusing on redefining patient safety via the StartBox Patent Safety Solution - the ultimate system to safely start a surgical procedure through a cloud-based system to capture, track and communicate relevant information from the initial consultation in clinic through the k ...see mor



### Strategic IP Advisor

DinamicOR

Mar 2016 – Present · 4 yrs 10 mos
Pittsford, NY

DinamicOR is an Integrated Workflow Management System that has standardized the most intuitive and ergonomic method of organizing OR equipment and surgical information – which improves the efficiency and reproducibility of surgical processes, in addition to helping nurses and surgical technicians provide thoughtful patient care.

**Show 3 more experiences** ⌄

## Education



### University of Dayton School of Law
Law, Patent Law
1992 – 1995

Moot Court – Member and Director



### Marquette University
Bachelor of Science, Biomedical Engineering
1987 – 1991

Honors: Academic Scholarship Recipient, Dean's List
Activities: MU Ice Hockey Team

## Volunteer experience

### Executive in Residence (Business Advisor)
CONNECT
2014 – Present  · 6 yrs
Science and Technology

Mentor and advise start-up companies in the Springboard Program at CONNECT (one of San Diego's premier start-up development programs), primarily in the area of life sciences with an emphasis on intellectual property (IP) strategy.



